UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04020875

March 15, 2004

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Vincent Pagano Jr.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/15/2004

Re: PPL Corporation
Incoming letter dated February 26, 2004

Dear Mr. Pagano:

This is in response to your letter dated February 26, 2004 concerning the shareholder proposal submitted to PPL by Emil Rossi. We also have received letters on the proponent's behalf dated March 2, 2004 and March 12, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

922224

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3125

E-MAIL ADDRESS
vpagano@stblaw.com

February 26, 2004

**VIA OVERNIGHT MAIL**

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Grace K. Lee, Special Counsel

Re: PPL Corporation – Shareholder Proposal

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if PPL Corporation, a Pennsylvania corporation (the "Company"), omits from its 2004 proxy materials a shareholder proposal and statement of support submitted by Mr. Emil Rossi (the "Proponent") for inclusion in the Company's 2004 proxy materials. Mr. Rossi has appointed Mr. John Chevedden as his representative for all issues pertaining to the Proposal. The proposal and supporting statement are collectively referred to as the "Proposal" and are enclosed herewith as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Mr. Chevedden as formal notice of the Company's intention to exclude the Proposal from the Company's 2004 proxy materials. The Company intends to file its definitive 2004 proxy materials no later than March 19, 2004, but needs to release the 2004 proxy materials to its printers no later than March 12, 2004 in order to meet its Annual Meeting deadlines. We realize that, pursuant to Rule 14a-8(j), this request should have been filed with the Commission no later than 80 days before the Company files its definitive 2004 proxy materials with the Commission, and the Company acknowledges that it has not satisfied this requirement. However, Rule 14a-8(j)(1) permits the Company to submit this letter later than 80 days before filing its definitive 2004 proxy materials if it can demonstrate "good cause" for missing the deadline. The Company hereby respectfully requests that the Staff exercise its discretion authorized under Rule 14a-8(j)(1) to permit this letter to be filed after the deadline by finding good cause based on the following facts:

The Company engaged in good faith discussions with Mr. Chevedden on behalf on the Proponent concerning the possible withdrawal of the Proposal. Based on these discussions, the Company's Board of Directors adopted a policy (discussed in greater detail below) that the Company reasonably believed was satisfactory to the Proponent and would cause the Proponent to withdraw the Proposal. However, the Proponent continued to make additional requests that the Company amend the adopted policy. The Company even went back to its Board of Directors to incorporate the Proponent's additional requests. Discussions concluded on February 11, 2004 after the Company informed the Proponent that it would not make an additional revision to the policy that was beyond the parameters of the Proposal and the Proponent informed the Company that he would not withdraw the Proposal. Accordingly, the Company now files this letter with the Commission as soon as is reasonably practicable thereafter.

It is our opinion that the Proposal is excludable under Rule 14a-8(i)(10) because it has already been substantially implemented.

**Rule 14a-8(i)(10)**

The Proposal is excludable under Rule 14a-8(i)(10) because it has already been substantially implemented. While, prior to 1983, the Staff permitted exclusion of shareholder proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretive position will add more subjectivity to the application of the provision, the SEC has determined that the previous formalistic application of this provision defeated its purpose." Securities Exchange Act Rel. No. 20091 (Aug.16, 1983). The SEC amended the Rule to reflect the new, more-flexible interpretation in 1998. See Securities Exchange Act Rel. No. 40018 (May 21, 1998).

The Proposal states:

> "RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes."

The Company has substantially adopted the Proposal. The Company currently does not have a shareholder rights plan in place, and currently has no intention of adopting a shareholder rights plan. Nonetheless, on January 23, 2004, in response to a similar shareholder proposal that received a majority vote of shareholders at the Company's Annual Meeting of Shareowners last year and discussions with the Proponent, the Company's Board of Directors adopted a policy (the "Company's Policy") to obtain shareholder approval in the event that the Company does adopt a rights plan in the future. The Company's Policy, which is posted on the Company's Web site and will be included in its 2004 proxy materials, provides that:

> "The Board of Directors adopts the following policy with respect to shareholder rights plans, commonly known as poison pills. PPL Corporation does not have such a plan and the Board considers it unlikely that a plan would be considered in the future.
>
> It is our policy not to adopt a poison pill without submitting it to a shareholder vote. If in exercising our fiduciary duty, the Board repeals this policy or adopts a poison pill without prior shareholder approval, we will submit such repeal or poison pill to a shareholder vote as a separate proposal, at the earliest next special or annual meeting, or action by written consent, of shareholders. It is also our policy that if we adopt any material amendment to the foregoing policy, we will submit any such amended policy to a shareholder vote as a separate proposal, at the earliest next special or annual meeting, or action by written consent, of shareholders."

Under the Company's Policy, prior shareholder approval of a rights plan or repeal of the Company's Policy would be required, except in the narrow case where the Company's Board of Directors, in exercising its fiduciary duty, adopts a poison pill or repeals the Company's Policy without prior shareholder approval, in which case such poison pill or repeal would be submitted to a shareholder vote as a separate proposal, at the earliest next special or annual meeting, or request by the Company for action by written consent, of shareholders. The Proposal requires such approval "as soon as may be practical" and gives directors the "flexibility of discretion in scheduling the earliest shareholder vote and in responding to shareholder votes." Accordingly, there is no practical difference between the Company's Policy and the Proposal. Since the Company's Policy requires shareholder approval of poison pills and any repeal of the Company's Policy, the Proposal has been substantially implemented and should be excluded pursuant to Rule 14a-8(i)(10).

The Company does not believe that there are any meaningful differences between the Proposal and the Company's Policy. Even if there were differences, however, they would not preclude a conclusion that the Proposal has been "substantially implemented." As noted above, the Commission has determined that a proposal can be considered to have been "substantially implemented" even if it has not been "fully effected." For example, in Humana Inc. (Feb. 27, 2001), the Staff concurred that a proposal that recommended that the company establish a nominating committee of "independent directors" was substantially implemented even though the company's definition of "independence" differed somewhat from the proponent's more restrictive approach. Similarly, in Masco Corporation (Mar. 29, 1999), the proposal requested that the company establish specified qualifications for outside directors, including that such directors have no other relationship with the company. The Staff concurred that the proposal had been substantially implemented even though the company's policy proscribed only relationships that were "material" in the board's judgment. See also, e.g., The GAP (Mar. 16, 2001) (proposal requesting a report on child labor practices of the company's suppliers excludable as substantially implemented even though the company's report did not provide all the information sought by the proposal); H.J. Heinz Company (June 19, 1997) (the Staff concurred that the proposal had already been substantially implemented despite the proponent's letter detailing a number of differences between the company's existing corporate governance guidelines and the information requested in the proposal); and The Limited (Mar. 15, 1996) (company's adoption of some, but not all, of the recommended policies on slave labor substantially implemented the proposal).

The Staff has recently concurred that several companies could exclude similar proposals under Rule 14a-8(i)(10) where the companies had adopted a policy requiring shareholder approval of any poison pills. See, e.g., Bristol Myers-Squibb Company (February 11, 2004); Entergy Corporation (February 11, 2004); AutoNation, Inc. (February 10, 2004); Occidental Petroleum Corporation (January 29, 2004); Honeywell International Inc. (January 27, 2004); General Electric Company (January 19, 2004); and Marathon Oil Corporation (January 16, 2004).

The Company therefore respectfully requests that the Staff concur that it may omit the Proposal from its 2004 proxy materials under Rule 14a-8(i)(10).

* * * * *

If you have any questions concerning this matter, please call me at (212) 455-3125 or Elizabeth Duane, Senior Counsel of the Company, at (610) 774-4107.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,

Vincent Pagano Jr.

Enclosures

cc: Mr. John Chevedden

PPL

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. William Hecht
Chairman
PPL Corporation (PPL)
Two North Ninth Street
Allentown, PA 18101
Phone: (610) 774-5151
Fax: (610) 774-5106

Dear Mr. Hecht,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi        Oct. 7-03

cc: Robert J. Grey
Corporate Secretary
FX: 610/774-4455
Elizabeth Stevens Duane
PH: 610-774-4107
FX: 610-774-4177

The attached proposal is submitted consistent with the above letter.
Sincerely, John Chevedden November 14, 2003

PPL

## 3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

| Year | Rate of Support |
|---|---|
| 2003 | 52% |

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 52% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Board the flexibly to override our shareholder vote if our Board seriously believes it has a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

**Shareholders' Central Role**

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

**The Potential of a Tender Offer Can Motivate Our Directors**

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

*Wall Street Journal*, Feb. 24, 2003

**Akin to a Dictator**

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which

PPL

could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

**Council of Institutional Investors Recommendation**

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

**Shareholder Input on Poison Pills**
**Yes on 3**

---

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

March 12, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

**Rebuttal to Untimely Simpson, Thacher & Bartlett LLP No Action Request of February 26, 2004**
**PPL Corporation (PPL)**

Ladies and Gentlemen:

This is the more detailed response promised within two weeks to the untimely company no action request, dated February 26, 2004.

In Continental Airlines, Inc. (January 28, 2004) Continental submitted a no action request on January 12, 2004 regarding a definitive proxy filing of approximately February 13, 2004.

The Staff Response letter stated:

"The proposal request that the board submit any adoption, maintenance or extension of poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot.

"We are unable to concur in your view that Continental may exclude the proposal; under rule 14a-8(i)(10). Accordingly, we do not believe that Continental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

"We note that Continental did not file its statement of objections to including the proposal in its proxy materials at least 80-days before the date on which it will file definitive proxy material as required under rule 14a-8(j). Noting the circumstance of the delay, we do not waive the 80-day requirement."

PPL said it intended to file its definitive proxy no later than March 19, 2004 – less than one-month from the date of its untimely no action request. Thus this appears to be a more untimely no action request than the Continental request.

The company had complete control over the timing of its cited negotiation with the shareholder party. Such negotiation could have started 8-months ago.

The company submitted its no action request during arguably the most work-intensive period of the proxy season.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Emil Rossi
William Hecht

January 28, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Continental Airlines, Inc.
Incoming letter dated January 12, 2004

The proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot.

We are unable to concur in your view that Continental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Continental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Continental did not file its statement of objections to including the proposal in its proxy materials at least 80-days before the date on which it will file definitive proxy materials as required under rule 14a-8(j). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Grace K. Lee
Special Counsel

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525

March 2, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

**Initial and Expedited Rebuttal to Untimely Simpson, Thacher & Bartlett LLP No Action Request of February 26, 2004**
**PPL Corporation (PPL)**

Ladies and Gentlemen:

This is to respectfully request at least two weeks to give a more detailed response to this untimely company no action request, dated February 26, 2004.

In Continental Airlines, Inc. (January 28, 2004) Continental submitted a no action request on January 12, 2004 regarding a definitive proxy filing of approximately February 13, 2004.

The respective Staff Response letter stated:
"We note that Continental did not file its statement of objections to including the proposal in its proxy materials at least 80-days before the date on which it will file definitive proxy material as required under rule 14a-8(j). Noting the circumstance of the delay, we do not waive the 80-day requirement."

PPL said it intended to file its definitive proxy no later than March 19, 2004 – less than one-month from the date of its untimely no action request. Thus this appears to be a more untimely no action request than the Continental request.

The company had complete control over the timing of its cited negotiation with the shareholder party. Such negotiation could have started 8-months ago.

The company submitted its no action request during arguably the most work-intensive period of the proxy season.

This is to respectfully request at least two weeks from today to give a more detailed response to this untimely company no action request, dated February 19, 2004.

Sincerely,

John Chevedden

cc: Emil Rossi
William Hecht

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: PPL Corporation
Incoming letter dated February 26, 2004

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible shareholder election. The proposal gives directors the "flexibility of discretion" in responding in scheduling the vote and in responding to shareholder votes.

There appears to be some basis for your view that PPL may exclude the proposal under rule 14a-8(i)(10). We note PPL's representation that it has adopted a policy that requires a shareholder vote in adopting any poison pills. Accordingly, we will not recommend enforcement action to the Commission if PPL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that PPL did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Grace K. Lee
Special Counsel